Exhibit 3.1

Craft Brewers Alliance, Inc.

Amendment to Section 2.2 of Amended and Restated Bylaws

2.2       Number of Directors; Qualification. The Board of Directors shall consist of eight (8) directors.  No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. No director need be a shareholder of the corporation or a resident of Washington. Each director must be at least eighteen (18) years of age.